October 10, 2012

VIA EDGAR

Ms. Mara L. Ransom

Mr. Daniel Leslie

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Ormat Technologies, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 29, 2012

Definitive Proxy Statement on Schedule 14A

Filed March 26, 2012

File No. 001-32347

Dear Ms. Ransom and Mr. Leslie:

Ormat Technologies, Inc. (the “Company”) acknowledges receipt of the letter dated September 27, 2012 (the “Staff Letter”) from the Division of Corporation Finance of the United States Securities and Exchange Commission.

Reference is also made to the conversation between the undersigned and Mr. Daniel Leslie on October 10, 2012, during which it was agreed that the Company would respond to the Staff Letter by October 18, 2012.

Sincerely,

/s/ Joseph Tenne
Joseph Tenne Chief Financial Officer Ormat Technologies, Inc.